UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
WeLivv Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 15, 2016

Physical address of issuer
417 5th Avenue, New York, NY, 10016 US

Website of issuer
http://www.welivv.com

Current number of employees
8

	Most recent fiscal year-end (2019 Calendar Year)	**Prior fiscal year-end (2018 Calendar Year)**
Total Assets	$237,631	$231,720
Cash & Cash Equivalents	$39,485	$32,526
Accounts Receivable	$0	$1,048
Short-term Debt	$137,270	$279,601
Long-term Debt	$1,026,673	$550,000
Revenues/Sales	$697,577	$196,962
Cost of Goods Sold	$215,679	$50,708
Taxes Paid	$934	$0
Net Income	$156,119	($340,966)

WeLivv Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by WeLivv Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.welivv.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is June 12, 2020. The Company is required to file this Form C-AR because it closed a Regulation CF offering on July 12, 2019. This Form C-AR is for the fiscal year beginning on January 1, 2019 and ending December 31, 2019, and all information contained herein is only as of that date.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

WeLivv Inc. is a Delaware corporation, incorporated on April 15, 2016.

The Company is located at 417 5th Avenue, New York, NY, US.

The Company's website is http://www.welivv.com.

The Company conducts business in the United States.

The Business

WeLivv is an online platform where the most beautiful spaces in the world are featured, where the best design professionals are found, and where the furniture, lighting, and art within them is sourced.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to amounts already raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We operate in a highly competitive industry.
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. While our product quality, performance, value and packaging are important differentiating factors, our competitors have significant advantages that may make impact our business model and growth.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We rely on various intellectual property rights, including patents trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

The use of individually identifiable data by our business is highly regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no long be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. If any compromise of our security or the securing of information residing with our business were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could us to additional legal risks.

COVID-19 has impacted our business and may materially impact our business in the future, which could lead to issues with our supply chain, ability to meet customer demand, and our ability to raise capital in the future.
Due to the effects of COVID-19, the Company experienced a decline in revenue and was forced to delay the relaunch of its website. The coronavirus, and its related effects, could continue to adversely impact our operations, and demand for our products and services in the future. If we are unable to successfully address these challenges, we may be unable to satisfy customer demand, which could harm our reputation and our customer relationships, and could materially affect our business, financial condition, and operating results. In addition, the pandemic's effect on the economy may make it more difficult to raise capital in the future, which could impair our ability to operate. There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating cannot be reasonably estimated at this time.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

BUSINESS

Description of the Business

WeLivv is a home furnishings marketplace, connecting sellers of home furnishings to buyers, on-platform. For the average person, shopping for furniture online is hard, especially for mid-to-higher end products. Seeing photos of these products in homes where they're already being used makes this easier. WeLivv is amassing millions of these photos and enabling the discovery and purchase of home-furnishings through desktop, mobile, and a mobile app (in development) as a marketplace model whereby products are sold and fulfilled by third-party sellers.

Business Plan

We are a marketplace model which allows home furnishings sellers to make their products available for on-platform purchase at welivv.com. We take a commission on each of those purchases.

The Company's Products and/or Services

Product / Service	Description	Current Market
WeLivv	An online platform where designers can showcase their work, and consumers can connect to home furnishings suppliers to see items in homes where they are already being used before purchasing.	100,000 design professionals in the US and Canada and consumers looking for mid-to-high end home furnishings.

Competition

From top-to-bottom of the funnel, Google, Pinterest, Houzz, Wayfair, niche e-commerce (e.g., YDesign Group, etc.), and physical retail are the companies we are competing against, for different aspects of the user experience we are developing. Houzz is quite close to the opportunity but is currently too broad to achieve the enrollment and participation rates we're experiencing – central to our unique image tagging abilities – particularly among the professional design community.

Customer Base

Our core target user group centers on the top 100,000 design professionals in the US and Canada. In addition to fueling the WeLivv platform with the curated interior design images that are central to the platform's user experience, the 11 average projects/year they host, which represent $110 billion of the home-goods market, directly drive revenue through our product marketplace. Moving forward, we will leverage network effects – content, marketplace, user-audiences – to expand our userbase beyond this initial core. Exclusively through direct email invitations, we have enrolled and onboarded more than 10,000 of the best designers in the US to the platform, and are seeing a 65% enrollment rate among the designers we are inviting.

Supply Chain

Not applicable.

Intellectual Property

The Company currently uses the WeLivv name and mark in interstate commerce, but has not registered either with the United States Patent & Trademark Office, which means that the Company has not secured the rights associated with registering a trademark and that its ability to continue to use the trademark may be limited. However, the Company intends to rebrand to a new name, Moro, for which it has applied for a Trademark.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently aware of any litigation or threat of litigation against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Christodoulides	President, CEO, Treasurer, Secretary	Founder, WeLivv Co-Founder & CEO, Gaga Group	Attended St. John's College (did not complete)
George Varvatsoulis	Director	Graphic Arts Supervisor	Pratt Institute

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs eight (8) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (Restricted)
Amount outstanding	5,111,672
Voting Rights	Standard (1:1)
Anti-Dilution Rights	Right of First Refusal
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Stockholders have a Right of First Refusal in regard to future issuances.
Percentage ownership of the Company by the holders of such security	100%

The Company has the following debt outstanding:

Type of debt	Convertible Note
Amount outstanding	$450,000
Interest Rate	12%
Description of Collateral	None
Other Material Terms	Discount Rate: 24%; Qualified Financing of $500,000
Maturity Date	September 2019*

Type of debt	Convertible Note
Amount outstanding	$200,000
Interest Rate	12%
Description of Collateral	None
Other Material Terms	Discount Rate: 24%; Valuation Cap of $20MM; Qualified Financing of $500,000
Maturity Date	July 2020

- The noteholders have agreed to extend the maturity date through the next financing, which the Company anticipates will occur in the third or fourth quarter of 2020.

Type of debt	CrowdSAFE
Amount outstanding	$1,070,000
Interest Rate	None
Description of Collateral	None
Other Material Terms	Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing. Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds.
Maturity Date	None

Ownership

A majority of the Company is owned by Andrew Christodoulides.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Andrew Christodoulides	Common Stock	94.50 %

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

WeLivv, Inc. (**"the Company"**) was incorporated on April 15, 2016 under the laws of the State of Delaware, and is headquartered in New York, NY. The Company connects sellers of home furnishings to buyers on-platform.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had cash and cash equivalents of $39,485 as of December 31, 2019.

As of December 31, 2019, our authorized capital stock consisted of (i) 11,000,000 shares (10,000,000 shares of common stock, 1,000,000 shares of preferred stock), par value $0.0001 per share, of which 5,111,672 common shares are issued and outstanding, and 443,884 common shares are reserved for an option pool.

Liquidity and Capital Resources

The Company has sufficient liquid assets to continue operations for the next 12 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has not been ascribed a third-party valuation.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note (1)	$450,000	N/A	General Corporate Purposes	September 2017	Section 4(a)(2) - Reg D 506(b)
Convertible Note (2)	$200,000	N/A	General Corporate Purposes	July 2018	Section 4(a)(2) - Reg D 506(b)
Common Stock	$500	5,000,000 shares	General Corporate Purposes	October 2017	Rule 701
CrowdSAFE	$1,070,000	1,070,000 units of CrowdSAFE	General Corporate Purposes	July 2019	Section 4(a)(6) - Regulation CF

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Indemnification Agreement with Andrew Christodoulides; Loan Agreement with Andrew Christodoulides; Proprietary Information & Inventions Agreement with Andrew Christodoulides; Convertible Notes with the spouse and father of Andrew Christodoulides.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Christodoulides
_____
(Signature)

Andrew Christodoulides
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Christodoulides
_____
(Signature)

Andrew Christodoulides
_____
(Name)

Director
_____
(Title)

June 11, 2020
_____
(Date)

EXHIBIT A
Financials

I, Andrew Christodoulides, the CEO of WeLivv Inc., hereby certify that the financial statements of WeLivv, Inc. for the period beginning January 1, 2019 and ending December 31, 2019 included in this Form C-AR are true and complete in all material respects as of the date of this certification and that the information below reflects accurately the information we intend to incorporate into our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 12, 2020.

/s/ Andrew Christodoulides
Chief Executive Officer
June 12, 2020

WeLivv

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Billable Expense Income	-714.00
Merchandise Sales	696,444.43
Sales of Product Income	2,531.20
Shipping Income	-684.02
Total Income	**$697,577.61**
Cost of Goods Sold	
Cost of Goods Sold	171,144.06
Merchant Account Fees	28,918.05
Refund	15,617.80
Total Cost of Goods Sold	**$215,679.91**
GROSS PROFIT	**$481,897.70**
Expenses	
Advertising and Promotion	106,917.35
Automobile Expense	1,693.56
Bank Service Charges	7,226.09
Computer and Internet Expenses	421.01
Consultation	200.00
Contractor Fees	22,080.36
Independent Contractor (Andrew)	44,424.64
Total Contractor Fees	**66,505.00**
Dues and Subscription	1,640.11
Health Benefits	735.00
Insurance Expense	807.00
License and Permit	207.05
Marketing Expenses	
Facebook Marketing	907.50
Total Marketing Expenses	**907.50**
Meals and Entertainment	21,210.65
Membership Fees	1,201.00
Miscellaneous Expenses	4,397.00
Office Expenses	4,610.60
Office Supplies	2,545.32
Payroll Expenses	4,400.00
Taxes	934.13
Wages	68,756.59
Total Payroll Expenses	**74,090.72**
Postage and Delivery	5,762.48

WeLivv

PROFIT AND LOSS
January - December 2019

	TOTAL
Professional Fees	
Legal Fees	1,098.00
Total Professional Fees	**1,098.00**
Rent Expense	7,555.56
Repairs and Maintenance	28.00
Software Expenses	13,120.22
Telephone Expense	3,801.29
Travel	2,864.55
Airfare	47.96
Car Rental	2,031.96
Hotel	3,862.05
Parking	153.10
Total Travel	**8,959.62**
Uncategorized Expense	-5.05
Uniforms	-12,300.00
Utilities	460.72
Website Expenses	1,982.75
Total Expenses	**$325,778.55**
NET OPERATING INCOME	**$156,119.15**
NET INCOME	**$156,119.15**

WeLivv

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase	39,485.86
Total Bank Accounts	**$39,485.86**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$39,485.86**
Fixed Assets	
Computer	7,166.97
Accumulated Amortization-computer	-890.02
Total Computer	**6,276.95**
Furniture and Equipment	1,916.16
Accumulated Amortization-FFE	-447.10
Total Furniture and Equipment	**1,469.06**
Intangible Assets	336,000.00
Accumulated Amortization	-145,600.00
Total Intangible Assets	**190,400.00**
Total Fixed Assets	**$198,146.01**
TOTAL ASSETS	**$237,631.87**

WeLivv

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	68,104.87
American Express Points	2,168.20
Total American Express	**70,273.07**
Total Credit Cards	**$70,273.07**
Other Current Liabilities	
Delaware Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	-8,438.76
Federal Unemployment (940)	1.62
NY MCTMT Employer Tax	-530.70
NYS Employment Taxes	211.61
NYS Income Tax	346.20
Total Payroll Liabilities	**-8,410.03**
Shareholder Loans	264,273.34
Andrew Amex	-188,865.97
Total Shareholder Loans	**75,407.37**
Total Other Current Liabilities	**$66,997.34**
Total Current Liabilities	**$137,270.41**
Long-Term Liabilities	
Convertible Note	951,989.38
Convertible Note Interest	74,684.25
Total Long-Term Liabilities	**$1,026,673.63**
Total Liabilities	**$1,163,944.04**
Equity	
Capital Equity	12.50
Opening Balance Equity	-15,949.70
Paid-In Capital or Surplus	249,987.50
Retained Earnings	-1,309,405.95
Net Income	149,043.48
Total Equity	**$ -926,312.17**
TOTAL LIABILITIES AND EQUITY	**$237,631.87**